Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2020

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated August 13, 2020, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 13, 2020	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and
Head of Corporate Financial Center

The Hague – August 13, 2020

Aegon reports first half 2020 results

Net income of EUR 202 million, reflecting one-time charge from assumption changes in the United States

•

Underlying earnings before tax decrease by 31% to EUR 700 million caused by adverse mortality and impacts from lower interest rates in the United States. Resilient earnings from other units, supported by lower expenses

•	Net income of EUR 202 million, down from EUR 617 million

•

Fair value gains of EUR 680 million. Gain from reduction in the value of liabilities in the Netherlands as a result of wider credit spreads, partly offset by losses in the United States on fair value investments and unhedged risks

•	Net impairments of EUR 194 million, mainly on the US bond portfolio and unsecured loans in the Netherlands

•	Other charges of EUR 1,071 million, mainly as a result of assumption changes in the United States, reflecting lower interest rates and updated Life and Long-Term Care assumptions

Aegon withdraws financial targets and rebases interim dividend

•

On the basis of the first half 2020 results and in light of the uncertain economic outlook, Aegon withdraws its 2019-2021 financial targets. New financial targets will be provided at a Capital Markets Day in December

•	Solvency II ratio decreases from 201% at end of 2019 to 195% on June 30, 2020 due to adverse market impacts

•	Normalized capital generation of EUR 466 million, reflecting adverse mortality experience in the United States

•

Holding excess cash at EUR 1.7 billion reflects the decision to not pay a final 2019 dividend. Transamerica to retain its remittance for the second half of 2020. USD 500 million senior debt to be repaid from holding excess cash in December 2020 to facilitate deleveraging

•

Interim dividend 2020 reduced to EUR 0.06 per share. Aegon anticipates that gross remittances after holding expenses will be sufficient to cover the rebased dividend, even in reasonable stress scenarios.

Net deposits of EUR 1 billion; life insurance sales decline

•	Net deposits of EUR 1 billion, driven by the UK platform and the online bank in the Netherlands, partly offset by Variable Annuities and Retirement Plans net outflows in the United States

•	New life sales decrease by 6% to EUR 379 million, reflecting the impact of COVID-19 lockdowns and the exit of the individual life market in the Netherlands

•	Accident and health insurance sales are up by 6% to EUR 124 million, mainly driven by higher voluntary benefit sales in the United States and higher disability sales in the Netherlands

Statement of Lard Friese, CEO

“The first half of 2020 was challenging with underlying earnings for the Group declining by 31% to 700 million euros. Earnings from the United States were affected by lower interest rates and unfavorable mortality, which was in part driven by the COVID-19 virus. Earnings in our other businesses held up well, supported by lower expenses.

From an operational perspective, we have dealt well with the fallout of the pandemic. Our service to customers has continued at a high level as we adapted successfully to doing business virtually and supported our customers and business partners. I am proud of our employees who really delivered and have demonstrated their commitment to customer service in these extraordinary times.

Commercially the lockdowns have been a challenge, in particular for our agency sales channels. To serve our customers as best as we can, we are actively managing our product portfolio and increasingly doing business virtually. Digital business models – like our e-commerce partnership in China – are doing well in the current conditions. Our mortgage business in the Netherlands also continued to perform very well with a mortgage production of over 5 billion euro. In several of our deposit businesses, including the UK platform, we saw increased retention rates and in Asset Management we observed net inflows from third parties.

<< Continues on the next page >>

Note: All comparisons in this release are against 1H 2019, unless stated otherwise

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 70 344 8821	+31 (0) 70 344 8028	United States: +1 720 543 0206
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 (0)330 336 9411
The Netherlands: +31 (0) 20 703 8261
Passcode: 1450240

The Hague – August 13, 2020

In the middle of the pandemic, I was appointed as CEO of Aegon. It is my ambition and that of my management team to transform Aegon into a more focused, high-performing group with a balanced portfolio of businesses that is generating reliable free cash flows and delivering sustainable and attractive shareholder returns. I realize this is not where the company is today and it will take time to get there.

We are focusing on four areas to achieve this ambition: strengthening the balance sheet, creating a more disciplined management culture, improving efficiency, and increasing our strategic focus. We have started to take actions along these lines and more will follow in the period ahead.

Aegon’s capital position is, overall, satisfactory, as demonstrated by our Solvency II and RBC ratios. However, significant uncertainty remains on the economic impact of the COVID-19 pandemic going forward. And we expect continued adverse mortality experience in the second half of 2020, as the number of daily infections in the US remains high. This contributed to our decision to let our US business retain their planned second half year remittance to the Group. In addition, we believe that our leverage and the volatility of our capital ratios are too high. We will therefore take action to strengthen the balance sheet, reduce leverage and improve the company’s risk profile to reduce volatility.

In this context, we announce several steps today. First, we will retain the final dividend for 2019. Second, we are rebasing the interim dividend from a level of 15 cents per share last year to 6 cents for 2020. We anticipate that this rebased dividend will be well covered by free cash flows, even in reasonable stress scenarios. Going forward, dividends and other means of capital return to our shareholders will be based on a regular assessment of the company’s financials, according to customary governance. Third, free cash flow in excess of what is needed to cover shareholder dividends and holding company expenses will, for the time being, be used to reduce leverage and strengthen the balance sheet. Fourth, we have implemented substantial updates for key assumptions in our US business as part of our annual assumption review process.

Rebasing shareholder dividends is not a decision we take lightly. We realize that this business should over time be able to produce more than this level of dividend by way of capital return, and we believe that it can. But for now, this is the right level of dividend which allows us to deal with deleveraging, reduce the risk profile of the company, and navigate through the COVID-19 pandemic. We are working on plans to improve the operating performance of the company and increase its free cash flows. Successful execution in the coming years will put the business in a place where it can produce higher levels of capital return from dividends and share buybacks.

I am confident that there is ample opportunity for Aegon to create value for its stakeholders as we have strong foundations to build on. Having said that, we currently operate in more than 20 countries and I believe we need to sharpen our strategic focus. This requires disciplined capital allocation and portfolio decisions by concentrating on those countries and business lines where Aegon can create most value. In addition, we need to build a high performance culture where underperformance will be addressed without delay, decisions will be taken timely, a sense of ownership throughout the organization will be fostered and complexity will be reduced to minimize the risk of negative surprises. We will attract new talent to the company to complement our existing internal talent pool. We also need to improve the operating performance and efficiency of the company.

We are working on our plans to transform Aegon. I am looking forward to update you on our plans – including our outlook for future dividends – and ambitions for the company during our Capital Markets Day on the 10th of December themed: “Focus. Execute. Deliver”.

1H 2020 Results - 2

The Hague – August 13, 2020

Financial overview

					unaudited
EUR millions	Notes	First half 2020	First half 2019*	%	Second half 2019*	%
Underlying earnings before tax	1
Americas		264	577	(54)	548	(52)
The Netherlands		321	328	(2)	320	—
United Kingdom		81	70	17	70	17
International		75	71	6	73	3
Asset Management		71	60	17	79	(10)
Holding and other activities		(112)	(98)	(14)	(129)	13

Underlying earnings before tax		700	1,008	(31)	961	(27)
Fair value items		680	(394)	n.m.	168	n.m.
Realized gains / (losses) on investments		16	275	(94)	131	(88)
Net impairments		(194)	(39)	n.m.	17	n.m.
Other income / (charges)		(1,071)	(93)	n.m.	(188)	n.m.
Run-off businesses		4	8	(51)	15	(73)

Income before tax		135	765	(82)	1,103	(88)
Income tax		68	(148)	n.m.	(195)	n.m.

Net income / (loss)		202	617	(67)	908	(78)

Net income / (loss) attributable to:
Owners of Aegon N.V.		202	616	(67)	908	(78)
Non-controlling interests		1	—	48	—	n.m.
Net underlying earnings		589	831	(29)	816	(28)

Return on equity	4	6.5%	9.6%	(32)	9.5%	(31)

Commissions and expenses		3,378	3,180	6	3,420	(1)
of which operating expenses	8	1,986	1,918	4	2,011	(1)

Gross deposits (on and off balance)	9
Americas		22,485	21,619	4	18,787	20
The Netherlands		7,580	6,121	24	7,086	7
United Kingdom		7,295	3,602	103	6,147	19
International		163	182	(10)	176	(7)
Asset Management		65,043	33,481	94	47,459	37

Total gross deposits		102,566	65,005	58	79,655	29

Net deposits (on and off balance)	9
Americas		(2,333)	(3,471)	33	(25,900)	91
The Netherlands		691	749	(8)	696	(1)
United Kingdom		2,054	(2,766)	n.m.	(722)	n.m.
International		82	62	32	(42)	n.m.
Asset Management		395	3,241	(88)	3,600	(89)

Total net deposits excluding run-off businesses		889	(2,184)	n.m.	(22,367)	n.m.
Run-off businesses		63	(467)	n.m.	(112)	n.m.

Total net deposits / (outflows)		952	(2,651)	n.m.	(22,479)	n.m.

New life sales	2,9
Single premiums		603	705	(14)	975	(38)
Recurring premiums annualized		319	334	(5)	358	(11)

Total recurring plus 1/10 single		379	405	(6)	456	(17)
New life sales	2,9
Americas		185	200	(8)	219	(15)
The Netherlands		47	52	(10)	84	(43)
United Kingdom		19	21	(9)	20	(4)
International		128	131	(3)	133	(4)

Total recurring plus 1/10 single		379	405	(6)	456	(17)
New premium production accident and health insurance		124	117	6	113	10
New premium production property & casualty insurance		59	65	(9)	64	(8)
Market consistent value of new business	3	107	270	(60)	194	(45)

*

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. For the amounts of the restatement, we refer to Aegon’s Condensed Consolidated Interim Financial Statements.

Revenue-generating investments & Employee numbers

	June 30, 2020	Dec. 31, 2019%		June 30, 2019%
Revenue-generating investments (total)	883,129	897,671	(2)	871,648	1

Investments general account	159,530	146,750	9	144,311	11
Investments for account of policyholders	212,926	226,374	(6)	213,137	—
Off balance sheet investments third parties	510,673	524,547	(3)	514,200	(1)

Employees	23,536	23,757	(1)	25,943	(9)
of which agents	4,853	4,852	—	6,878	(29)
of which Aegon’s share of employees in joint ventures and associates	4,906	5,162	(5)	7,070	(31)

1H 2020 Results - 3

The Hague – August 13, 2020

Financial highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax decreased by 31% compared with the first half of 2019 to EUR 700 million. This was largely caused by lower earnings in the United States, which were only partly offset by higher earnings in the United Kingdom, International and Asset Management.

Underlying earnings before tax from the Americas decreased by 54% to EUR 264 million. This was largely caused by EUR 150 million adverse mortality experience in Life compared with EUR 52 million in the first half of 2019, due to large claims at older ages in universal life products and elevated claims in most other products. EUR 34 million of these claims can specifically be attributed to COVID-19 as a direct cause of death. Aegon believes part of the remaining adverse mortality experience is likely attributable to the pandemic as well. Life earnings were also affected by EUR 97 million unfavorable intangible adjustments from lower interest rates and asset portfolio changes, and EUR 16 million adverse persistency in Life. Furthermore, earnings declined in Retirement Plans and Variable Annuities due to net outflows and one-off expenses, while Fixed Annuities earnings declined due to lower investment income. This was only partly offset by better Accident & Health earnings, which benefitted from favorable morbidity experience of EUR 55 million, of which the closed block in Long-Term Care contributed EUR 32 million from increased claims terminations due to higher mortality.

Aegon’s underlying earnings before tax in the Netherlands decreased by 2% to EUR 321 million. This was driven by lower Life earnings, mainly reflecting the negative impact from a change in the treatment of longevity and mortality results in underlying earnings, as well as higher reinsurance costs following the longevity reinsurance transaction in December 2019. This was partly offset by lower operating expenses due to lower pension costs for own employees, and expense savings in the Service business.

Underlying earnings before tax from the United Kingdom increased by 17% to EUR 81 million, largely as a result of higher fee income due to the continued growth of platform assets, as well as better Protection earnings and expense savings.

International’s underlying earnings before tax increased by 6% to EUR 75 million, reflecting higher earnings in Spain & Portugal, driven by a better technical result due to fewer health insurance claims because of the lockdown related to the COVID-19 pandemic. The sale of the loss-making variable annuity joint ventures in Japan, which closed in January 2020, also contributed to the earnings increase. This was partly offset by lower earnings at TLB, Aegon’s high-net-worth business in Asia, mainly caused by less favorable mortality claims experience.

Underlying earnings before tax from Aegon Asset Management were up by 17% to EUR 71 million. This increase was the result of a strong performance in Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC), more than offsetting an earnings decrease from Aegon’s Global Platforms.

The result from the Holding declined to a loss of EUR 112 million, reflecting a change in recognition of interest expenses as a result of refinancing activities. Interest expenses for the USD 925 million Tier 2 securities issued on October 16, 2019 are reported through the income statement, while the interest expenses for the USD 1 billion grandfathered Tier 1 perpetual capital securities redeemed on October 24, 2019 were recognized directly through equity, until the announcement of the redemption. This led to an unfavorable impact on underlying earnings of EUR 21 million, even though the refinancing resulted in EUR 15 million lower coupons on an annualized basis.

Net income

Net income decreased by 67% to EUR 202 million from EUR 617 million in the first half of last year, as higher Other charges, lower realized gains on investments and higher impairments were only partly offset by higher results on fair value items.

1H 2020 Results - 4

The Hague – August 13, 2020

Fair value items

The gain from fair value items amounted to EUR 680 million in the first half of 2020.

In the Americas, fair value items amounted to a loss of EUR 760 million. This primarily reflected a loss on fair value investments and unhedged risks. Hedges were effective for the targeted risks. The loss on hedges without an accounting match was driven by the macro equity hedge net of reserve movements, as well as unhedged risks and unhedged volatility in the Indexed Universal Life hedge program. The loss on fair value hedges with an accounting match was mainly due to unhedged risks as a result of the significant decline in interest rates and increase in volatilities associated with the COVID-19 pandemic.

The fair value items in the Netherlands were a gain of EUR 1,380 million. This was the result of a EUR 401 million gain on the guarantee provision, mainly due to an increase of the own credit spread used to discount liabilities, and a EUR 961 million gain on interest rate hedges. This gain was driven by lower interest rates and was an offset against the negative impact of low interest rates on the LAT deficit. Despite the significant impact of lower interest rates, the LAT deficit increased by only EUR 44 million in the first half of 2020, as an increase in the illiquidity premium led to a significant decrease of the fair value of IFRS insurance liabilities.

Fair value gains in the United Kingdom totaled EUR 89 million, largely the result of gains on equity and interest rate hedges to protect the solvency position and fee income.

Realized gains on investments

Realized gains on investments amounted to EUR 16 million, reflecting normal trading activity.

Net impairments

Net impairments amounted to a loss of EUR 194 million. This was primarily caused by impairments in the Americas on bonds – mainly in the energy sector – and on the unsecured loan portfolio in the Netherlands.

Other charges

Other charges of EUR 1,071 million were largely caused by assumption changes.

Assumption updates in the Americas led to charges of EUR 834 million. This reflects a charge of EUR 477 million for the lowering of the long-term interest rate assumption from 4.25% to 2.75% and the corresponding adjustment of the separate account bond return assumptions. Non-economic assumption changes resulted in a charge of EUR 358 million, mainly related to Universal Life premium persistency and an increase of mortality rate assumptions, as well as a halving of the morbidity improvement assumption for Long-Term Care from 1.5% to 0.75% per year for the next 15 years. These assumption changes negatively impact underlying earnings by approximately EUR 18 million per quarter on a recurring basis.

Restructuring charges totaled EUR 118 million. The Netherlands incurred EUR 48 million restructuring charges for various initiatives to make the organization more efficient and effective, as well as expenses to ensure compliance with anti-money laundering regulation. In the United Kingdom, EUR 33 million restructuring charges were related to the agreement with Atos for administration services in the Existing Business, and for the Cofunds integration. The Americas reported EUR 31 million restructuring charges related to the operations administration partnerships with TCS and LTCG.

Other charges also included a EUR 53 million provision for a settlement of class action litigation related to monthly deduction rate adjustments on certain universal life policies in the United States, as well as EUR 61 million IFRS 9 / 17 project costs in the Holding. This was partly offset by a EUR 53 million gain on the sale of Aegon’s stake in joint ventures in Japan.

1H 2020 Results - 5

The Hague – August 13, 2020

Income tax

Income tax was a benefit of EUR 68 million, while income before tax was EUR 135 million. The negative effective tax rate mainly reflects the tax benefit on the net loss in the United States, as well as a beneficial tax rate impact in the Netherlands following a substantial change in the deferred tax position as a result of market movements.

Return on equity

Return on equity decreased by 3.1%-points to 6.5%, mainly caused by lower net underlying earnings.

Operating expenses

Operating expenses increased by 4% to EUR 1,986 million, largely driven by higher IFRS 9 / 17 implementation expenses and increased restructuring expenses. Excluding these items, operating expenses were stable with an increase in expenses in the United States being offset by expense reductions in other units. Elevated expenses in the United States included EUR 13 million one-off expenses in Retirement Plans, investments in customer service and technology, and pre-agreed expense increases associated with the operations administration partnerships. These were partly offset by cost synergies in the United Kingdom and the benefit from lower pension costs in the Netherlands, as employees began accruing pension benefits in a defined contribution plan instead of the now closed defined benefit plan.

Sales

Gross deposits increased by 58% to EUR 103 billion. This growth can be largely attributed to Asset Management, where gross deposits almost doubled to EUR 65 billion. Aegon’s Chinese asset management joint venture, AIFMC, recorded a significant increase of gross deposits as a result of the success of new funds launched and inflows into existing funds. Furthermore, in the United Kingdom, gross deposits more than doubled to EUR 7.3 billion, largely reflecting higher institutional platform net inflows. Gross deposits in the Netherlands increased by 24% to EUR 7.6 billion, driven by higher savings deposits at online bank Knab. In the Americas, gross deposits rose by 4% to EUR 22.5 billion as a results of Mutual Funds deposits due to strong growth in wholesale and institutional channels.

Net deposits amounted to EUR 1 billion for the first half of 2020. This was largely the result of net deposits in the United Kingdom, driven by institutional platform inflows and increased retention, and in the Netherlands from net deposits at online bank Knab and at Aegon Cappital, the company’s Premium Pension Institute selling new-style defined contribution pension products. Asset Management saw a small external third-party net inflow, reflecting high inflows and outflows following volatile market circumstances due to the COVID-19 pandemic. This was partly offset by net outflows in Variable Annuity and Retirement Plans in the United States.

New life sales declined by 6% to EUR 379 million, due to decreases in all regions. In the Americas, lower Whole Life and Indexed Universal Life sales in the United States were only partly offset by higher sales in Brazil. The main driver for the sales decline in the Netherlands was lower individual life single premium production as Aegon exited that market in March. In the United Kingdom, Aegon saw lower Protection sales due to the COVID-19 pandemic lockdown. International’s sales declined, but remained level on a constant currency basis, as higher sales in China and Turkey were offset by lower sales in TLB.

New premium production for accident and health insurance increased by 6% to EUR 124 million, driven by higher voluntary benefit product sales in the United States through the workplace channel and higher disability sales in the Netherlands. This was partly offset by a decline in International due to the COVID-19 related lockdowns, mainly in Spain & Portugal and in Hungary. For property & casualty insurance, new premium production decreased by 9% to EUR 59 million, caused by International due to the COVID-19 pandemic related lockdowns, mainly in Spain & Portugal and in Hungary.

Market consistent value of new business

Market consistent value of new business (MCVNB) decreased by 60% to EUR 107 million, largely caused by Variable Annuities in the United States, reflecting the significant decline in interest rates, which led to negative margins.

1H 2020 Results - 6

The Hague – August 13, 2020

Revenue-generating investments

Revenue-generating investments decreased by 2% during the first half of 2020 to EUR 883 billion. The favorable impact from lower interest rates on the general account bond portfolio and the investment of cash in bonds was more than offset by negative equity market impacts on investments for account of policyholders and off-balance sheet investments for third parties.

Shareholders’ equity

Shareholders’ equity increased by EUR 1.5 billion in the first half of 2020 to EUR 23.9 billion on June 30, 2020. This was driven by higher revaluation reserves, due to lower interest rates, and retained earnings that more than offset adverse currency movements. Shareholders’ equity excluding revaluation reserves remained stable at EUR 16.7 billion – or EUR 8.08 per common share – on June 30, 2020.

Gross financial leverage ratio

The gross financial leverage ratio improved by 20 basis points to 28.4% in the first half of 2020. Aegon intends to not refinance USD 500 million senior debt maturing in December 2020. This is expected to improve the gross financial leverage ratio by 1.4%-points based on the balance sheet per June 30, 2020.

Aegon has requested Fitch Ratings to simultaneously withdraw all its ratings on Aegon N.V., on all affiliated entities, and on debt instruments and debt programs of these entities with the exception of the SAECURE securitizations. The request is part of Aegon’s drive to reduce its expenses.

Holding excess cash

Aegon’s holding excess cash position increased from EUR 1,192 million to EUR 1,706 million during the first half of the year, which is above the target range of EUR 1.0 billion to EUR 1.5 billion, and reflects the decision to not pay a final 2019 dividend. The increase resulted from gross remittances from subsidiaries, which were partly offset by holding funding and operating expenses, and capital injection in subsidiaries.

The group received EUR 706 million gross remittances from subsidiaries, of which EUR 423 million came from the Americas, EUR 100 million from the Netherlands, EUR 157 million from International, mainly from the sale of Aegon’s joint ventures in Japan, and EUR 25 million from Blue Square Re, which is in wind-down. Transamerica will retain its remittance for the second half of this year, reflecting lower earnings and the uncertain economic outlook due to the COVID-19 pandemic.

Capital injections of EUR 26 million were primarily for investments in smaller businesses in International. The remaining cash outflows of EUR 167 million mainly related to Holding funding and operating expenses.

Capital generation

Capital generation after holding expenses amounted to EUR (443) million for the first half of 2020. Adverse market movements totaled EUR 1,568 million and were mainly driven by lower interest rates in the United States. One-time items amounted to EUR 658 million and included the positive effect of management actions in the United States: a refinement of the application of the new variable annuity framework and the restructuring of a captive reinsurance company. Normalized capital generation amounted to EUR 466 million, reflecting unfavorable mortality experience in the United States.

Capital ratios

Aegon’s Group Solvency II ratio decreased from 201% to 195% during the first half of 2020 as a result of adverse market movements triggered by the COVID-19 pandemic, mainly lower interest rates in the United States. The adverse market impacts and a slight negative impact from assumption changes more than offset the positive impact from normalized capital generation and management actions in the United States.

1H 2020 Results - 7

The Hague – August 13, 2020

The estimated RBC ratio in the United States decreased to 407% on June 30, 2020, compared with 470% on December 31, 2019, and remained above the bottom-end of the target range of 350%. The severe economic disruption experienced as a result of the COVID-19 pandemic, led to significant negative market impacts. Falling interest rates were the primary driver of the decrease in the RBC ratio. Furthermore, there was an adverse impact from falling equity markets, and limited negative impacts from widening credit spreads, defaults and rating migration. Favorable one-time items were mainly driven by a regulator-approved refinement in the application of the new variable annuity framework. By better allowing for the dynamic hedging program in place, a one-time capital gain was realized and volatility going forward will be reduced. Another positive item was the restructuring of a captive reinsurance company which will improve resilience of the RBC ratio to interest rate movements. These one-time benefits more than offset the slight adverse impact from assumption updates, mainly premium persistency and mortality, both relating to the Life business, as well as the announced settlement in the litigation case on monthly deduction rate adjustments on certain universal life insurance policies. Normalized capital generation, reflecting unfavorable mortality experience, contributed positively. The remittances from the United States in the first half of 2020 were largely paid by the US holding company. This is the normal mechanism Aegon uses for the first half year remittance to bridge the timing difference between US holding cash flows and the payment of dividends by the US life companies in the second half of the year. Had the US life companies paid these dividends directly, the RBC ratio would have been 386% instead of the reported 407%.

The estimated Solvency II ratio in the Netherlands increased to 191% on June 30, 2020, from 171% on December 31, 2019, and remained above the bottom-end of the target range of 155%. This was mainly the result of positive market variances, driven by the increase of the EIOPA volatility adjustment during the period. Other positive impacts from markets included the effect of lower interest rates due to an overhedged position on a Solvency II basis, and widening of credit spreads on the own employee pension scheme. The main negative market impacts were from widening mortgage, corporate bond, and sovereign bond credit spreads, which lowered asset values. The negative impact of lowering the ultimate forward rate by 15 basis points was more than offset by a number of smaller items. Normalized capital generation had a positive impact and more than offset the EUR 100 million remittance to the Group in the first quarter.

The estimated Solvency II ratio in the United Kingdom decreased to 154% on June 30, 2020, from 157% on December 31, 2019, and remained above the bottom-end of the target range of 145%. The decrease was caused by adverse market variances, driven mostly by lower interest rates. The adverse impact from markets more than offset the impact from normalized capital generation.

The Core Tier-1 ratio of Aegon Bank improved from 19.8% per December 31, 2019 to 21.5% on June 30, 2020. The main drivers for the increase were lower required capital caused by redemptions in the loan portfolio, combined with alignment of the basis adjustment to the overall mortgage portfolio. This was partially offset by the negative impact from spread widening on the debt security portfolio and increases in expected credit loss on unsecured loans.

On July 11, the Dutch Central Bank published industry-wide guidelines regarding the treatment of banks in Solvency II ratios. Consequently, Aegon will include Aegon Bank in the calculation of its Group Solvency II ratio, ultimately by the end of 2020. This presentational change has no impact on Aegon’s capital allocation decisions. The estimated negative impact of the change, based on Aegon’s capital position per June 30, 2020, is approximately 2 percentage points on the Group Solvency II ratio.

1H 2020 Results - 8

The Hague – August 13, 2020

Withdrawal of 2019-2021 financial targets

Aegon withdraws its 2019-2021 financial targets on the basis of the company’s results in the first half of 2020 and in light of the uncertain economic outlook due to the COVID-19 pandemic. The following targets and guidance are withdrawn:

•	Normalized capital generation of EUR 4.1 billion, cumulative over the period 2019-2021

•	Dividend pay-out ratio of 45-55% of normalized capital generation

•	Return on Equity of more than 10% on an annual basis

•	Gross remittances to the Holding of EUR 1.4 billion for 2020

New financial targets will be provided at Aegon’s Capital Markets Day on December 10, 2020.

2020 interim dividend

Aegon aims to pay out a sustainable dividend to allow equity investors to participate in Aegon’s performance, which can grow over time if Aegon’s performance so allows. Aegon decided to reduce the level of dividend due to headwinds from the COVID-19 pandemic and to strengthen the balance sheet. The 2020 interim dividend amounts to EUR 0.06 per common share. The interim dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Aegon intends to neutralize the dilutive effect of the 2020 interim stock dividend in the fourth quarter of this year.

Aegon’s shares will be quoted ex-dividend on August 21, 2020. The record date is August 24, 2020. The election period for shareholders will run from August 26 up to and including September 11, 2020. The stock fraction will be based on the average share price on Euronext Amsterdam, using the high and low of each of the five trading days from September 7 through September 11, 2020. The stock dividend ratio will be announced on Aegon’s website on September 11, 2020 after business hours. The dividend will be payable as of September 18, 2020.

1H 2020 Results - 9

The Hague – August 13, 2020

Aegon N.V.

Holding excess cash

				unaudited
EUR millions	2020 First half	Full Year	2019 Second half	First half
Beginning of period	1,192	1,274	1,632	1,274
Remittances received	552	1,234	595	639
Divestments	153	131	—	131
Gross remittances	706	1,365	595	770
Capital injections	(26)	(401)	(254)	(147)
Acquisitions	—	—	—	—
Net capital flows to the holding	680	964	342	622
Funding and operating expenses	(162)	(312)	(169)	(142)
Dividends and share buybacks	—	(626)	(456)	(170)
Leverage issuances / (redemptions)	—	(108)	(159)	51
Other	(5)	—	3	(3)
Holding expenses and capital return	(167)	(1,046)	(731)	(264)
End of period	1,706	1,192	1,192	1,632

Aegon N.V.

Capital ratios

				unaudited
millions	Notes	June 30, 2020	Dec. 31, 2019	June 30, 2019
Eligible Own Funds		17,463	18,470	17,679
Consolidated Group SCR		8,933	9,173	8,996
Solvency II ratio	10,11	195%	201%	197%
Eligible Own Funds to meet MCR		7,239	7,108	6,296
Minimum Capital Requirement (MCR)		2,262	2,244	2,150
MCR ratio		320%	317%	293%
United States - RBC ratio		407%	470%	472%
The Netherlands - Solvency II ratio*		191%	171%	152%
United Kingdom - Solvency II ratio		154%	157%	165%
Core Tier-1 ratio Aegon Bank		21.5%	19.8%	21.5%

*	Please note that Aegon Bank is excluded in the Solvency II ratio of Aegon NL.

1H 2020 Results - 10

The Hague – August 13, 2020

Americas

Underlying earnings before tax

Underlying earnings before tax from the Americas decreased by 55% to USD 290 million in the first half of 2020, due to the impact of declining interest rates, lower fees, higher expenses, as well as higher life insurance claims.

The Life business reported a loss of USD 138 million in the first half of 2020; this compares to a profit of USD 110 million in the first half of 2019. Life earnings were impacted by adverse mortality experience of USD 165 million in the first half of 2020, increased from USD 57 million in the first half of 2019, due to large claims at older ages in universal life products and elevated claims in most other products. USD 38 million of these claims can specifically be attributed to COVID-19 as a direct cause of death. Aegon believes part of the remaining adverse mortality experience is likely attributable to the pandemic as well. Adverse persistency in the first half of 2020 was USD 18 million, similar to the same period last year. This was mainly driven by a large block of business that reached the end of its 20-year term. Lower interest rates and changes in the asset portfolio drove unfavorable intangible adjustments of USD 107 million in the first half of 2020. Furthermore, low interest rates led to a reduction in the investment margin.

Accident & Health earnings increased by 9% to USD 139 million in the first half of 2020. Earnings benefitted from favorable morbidity experience of USD 61 million, of which the closed block in Long-Term Care contributed USD 36 million from increased claims terminations due to higher mortality. In addition, restrictions as a result of the COVID-19 pandemic reduced non-essential medical procedures which in turn reduced claims in most other health products. Claims were beginning to return to normal levels at the end of the first half year 2020. Favorable morbidity was partially offset by higher operating expenses due to higher technology spend, while earnings in the first half of last year benefitted from one-time reserve releases.

Earnings from Retirement Plans decreased by USD 49 million to USD 27 million in the first half of 2020 compared to the same period last year. This resulted from higher operating expenses due to one-off spend on technology and projects of USD 14 million, investments in operations and customer service, and from decreased earnings from net outflows. Lower fee revenues from transactions and lower average fee rates were partly offset by higher average equity markets than in the first half of 2019.

Variable Annuities underlying earnings decreased by 13% to USD 175 million in the first half of 2020, which was largely driven by net outflows. Fixed Annuities earnings of USD 35 million were USD 34 million lower than in the first half of 2019 mainly resulting from lower investment income and spread, and a small negative impact from intangible adjustments in comparison to a favorable contribution in the same period last year.

The remaining lines of business contributed USD 53 million underlying earnings in the first half of 2020 down by USD 13 million compared to the same period last year mainly driven by lower fee revenues and higher expenses.

Net income

Aegon’s businesses in the Americas report a net loss of USD 1,284 million in the first half of 2020 compared to a net income of USD 660 million in the same period last year. The loss was largely driven by lower underlying earnings, one-time impacts from assumption changes, and COVID-19 pandemic related market impacts on fair value items.

Fair value items led to a loss of USD 838 million in the first half of 2020.

•

Fair value investments reported a loss of USD 398 million, of which USD 110 million was from underperformance of real estate assets with energy exposure which are valued based on the energy prices with a quarter time lag; USD 71 million from private equity investments driven by valuation changes; USD 71 million due to a mark-to-market loss from valuation updates related to the ongoing sales process of the Pyramid building complex in San Francisco; and the remainder largely due to underperformance of hedge funds and credit derivatives following the economic downturn.

1H 2020 Results - 11

The Hague – August 13, 2020

•

Fair value hedges without an accounting match under IFRS ended the reporting period with a loss of USD 303 million driven by the macro hedge program as a result of increasing equity markets in the second quarter, and losses on unhedged risks and unhedged volatility in Indexed Universal Life.

•

The result on fair value hedges with an accounting match amounted to a loss of USD 138 million, mainly driven by unhedged risks as a result of the significant increase in volatility associated with the COVID-19 pandemic.

•	The hedge programs were highly effective for the targeted risks.

The run-off business reported earnings of USD 4 million. Realized gains on investments came in at USD 5 million. Gross impairments of USD 156 million were recorded in the first half of 2020 which were partly offset by recoveries primarily due to RMBS credit recoveries, resulting in net impairments of USD 131 million. Impairments were driven by fixed income assets, mainly in the energy sector.

Other charges of USD 1,034 million were largely driven by a charge related to assumption changes of USD 919 million. These assumption changes negatively impact underlying earnings by approximately USD 20 million per quarter on a recurring basis, mainly in Life.

•

The long-term interest rate assumption was lowered from 4.25% to 2.75% while maintaining the 10-year grading period, and the related separate account bond return assumptions were adjusted correspondingly, leading to a one-time charge of USD 525 million.

•

Non-economic assumption changes resulted in a charge of USD 394 million, of which USD 259 million is attributed to the Life business primarily related to Universal Life premium persistency and an increase of mortality rate assumptions. In Long-Term Care, non-economic assumption changes amounted to a charge of USD 91 million, mainly from halving of the morbidity improvement assumption from 1.5% to 0.75% per year for the next 15 years. The remaining non-economic assumption changes of USD 44 million related mainly to mortality and policyholder behavior in the Variable and Fixed Annuity business.

•	Other charges included a USD 58 million provision for a settlement of class action litigation related to monthly deduction rate adjustments on certain universal life policies.

•	Furthermore, Other charges also included USD 34 million restructuring charges related to the operations administration partnerships.

Income taxes in the first half of 2020 amounted to a benefit of USD 419 million, reflecting a 25% effective tax rate on the loss before tax. This is above the statutory rate due to tax exempt income and tax credits.

Return on capital

The return on average capital excluding revaluation reserves invested in Aegon’s businesses in the Americas in the first half of 2020 decreased by 4.2%-points to 4.5%. The decrease was the result of lower annualized net underlying earnings, slightly offset by the lower capital base as a result of the reported net loss in the first half of 2020. Return on capital of Aegon’s businesses excludes the impact of leverage at the Holding.

Operating expenses

Operating expenses increased by 8% to USD 939 million, driven by investments in customer service, an increase in restructuring charges and contractually pre-agreed increases in administration expense associated with the operations administration partnerships, and increased spend for technology. This included USD 14 million one-off spend on technology and projects in Retirement Plans. This was partly offset by lower expenses for travel, marketing, and sales activities due to COVID-19 related restrictions and cancellations.

Sales

Gross deposits increased by USD 0.3 billion or 1% to USD 24.8 billion, which was driven by Mutual Funds deposits benefitting from strong growth in both wholesale and institutional channels as increased market volatility generated sales and portfolio rebalancing activities. Gross deposits in the other lines decreased in the first half of 2020 compared to the same period last year. Retirement Plans decreased by 4% to USD 18.2 billion, mainly due to lower recurring deposits, partly related to contract discontinuances in 2019.

1H 2020 Results - 12

The Hague – August 13, 2020

Written sales in Retirement Plans decreased by 65% to USD 3.4 billion in the first half of 2020 compared to the prior year period, mainly due to two large plan wins in the prior year period and unfavorable impacts on sales from the COVID-19 pandemic this half year. Deposits decreased in Variable Annuities by USD 0.2 billion or 13% to USD 1.5 billion mainly from the exit of Vanguard as a distribution partner. Fixed Annuities, Brazil, and the other lines saw deposits decreasing by USD 0.1 billion to USD 0.4 billion.

Total net outflows amounted to USD 2.5 billion in the first half of 2020 compared with USD 4.4 billion in the first half of 2019. Variable Annuities reported USD 1.4 billion net outflows in the first half of 2020, slightly less than in the prior year period, mainly attributed to less withdrawals in the Wholesale channel. Net outflows in Retirement Plans were USD 0.7 billion and favorable compared to the first half of last year driven by lower withdrawals partly offset by lower gross deposits. Also Fixed Annuities benefitted from lower withdrawals and surrenders as product conditions remain attractive in the current low interest rate environment, and reported USD 0.4 billion net outflows, 38% less than in the first half of 2019. The other lines of business experienced USD 0.1 billion net outflows.

New life sales were down by 10% to USD 204 million. Reported new life sales in Brazil increased by 16% to USD 29 million, while new life sales in the United States declined by 13% to USD 174 million. Term life pricing actions taken in late 2019 helped to improve sales, while the sunset of legacy products in Whole Life led to a decrease in sales. Indexed Universal Life sales decreased by 6% over the half year but improved non-medical underwriting guidelines helped to improve sales performance in the second quarter of the year.

New premium production for Accident & Health insurance increased by 6% to USD 104 million resulting from voluntary benefit product sales in the workplace solutions area, partly offset by lower individual Medicare supplement sales.

Market consistent value of new business

Market consistent value of new business decreased from USD 167 million in the first half of 2019 to USD 34 million in the first half of 2020. This was largely caused by Variable Annuities, reflecting the significant decline in interest rates, which led to negative margins. Equity and interest rate volatility also further decreased the value of new Variable Annuities business, which was partly offset by an improved product mix due to repricing in the last months. Market consistent value of new business was further reduced by lower production in Retirement Plans, and lower interest rates in Life and in Fixed Annuities.

Revenue-generating investments

Revenue-generating investments of USD 453 billion were flat compared with December 31, 2019. Investments for the general account mainly benefitted from the decline in interest rates, while investments for the account of policyholders were impacted by market performance and outflows in Retirement Plans and Variable Annuities. Also, off-balance sheet investments decreased from outflows and decline in markets in Retirement Plans, partly offset by net deposits in Stable Value Solutions.

1H 2020 Results - 13

The Hague – August 13, 2020

Americas

					unaudited
USD millions	Notes	First half 2020	First half 2019*	%	Second half 2019*	%
Underlying earnings before tax by line of business
Life		(138)	110	n.m.	77	n.m.
Accident & Health		139	128	9	113	23
Retirement Plans		27	76	(65)	84	(68)
Mutual Funds		9	19	(55)	18	(53)
Variable Annuities		175	202	(13)	221	(21)
Fixed Annuities		35	69	(49)	42	(16)
Stable Value Solutions		39	43	(9)	42	(6)
Latin America		5	4	7	11	(56)

Underlying earnings before tax		290	652	(55)	608	(52)
Fair value items		(838)	177	n.m.	127	n.m.
Realized gains / (losses) on investments		5	28	(81)	112	(95)
Net impairments		(131)	(20)	n.m.	36	n.m.
Other income / (charges)		(1,034)	(71)	n.m.	(104)	n.m.
Run-off businesses		4	9	(52)	16	(73)

Income before tax		(1,702)	775	n.m.	796	n.m.
Income tax		419	(114)	n.m.	(132)	n.m.

Net income / (loss)		(1,284)	660	n.m.	664	n.m.

Net underlying earnings		278	565	(51)	519	(46)

Commissions and expenses		2,239	2,078	8	2,245	—
of which operating expenses		939	872	8	884	6

Gross deposits (on and off balance) by line of business	9
Life		4	3	18	3	16
Retirement Plans		18,237	19,025	(4)	15,295	19
Mutual Funds		4,626	3,205	44	2,933	58
Variable Annuities		1,479	1,695	(13)	2,017	(27)
Fixed Annuities		341	362	(6)	341	—
Latin America		84	137	(39)	226	(63)

Total gross deposits		24,771	24,427	1	20,815	19

Net deposits (on and off balance) by line of business	9
Life		(64)	(19)	n.m.	(37)	(74)
Retirement Plans		(794)	(1,665)	52	(27,151)	97
Mutual Funds		15	(196)	n.m.	(121)	n.m.
Variable Annuities		(1,360)	(1,451)	6	(1,371)	1
Fixed Annuities		(361)	(584)	38	(458)	21
Latin America		(7)	(5)	(32)	172	n.m.

Total net deposits excluding run-off businesses		(2,570)	(3,922)	34	(28,965)	91
Run-off businesses		69	(527)	n.m.	(120)	n.m.

Total net deposits / (outflows)		(2,501)	(4,449)	44	(29,085)	91

New life sales	9
Single premiums		39	45	(13)	46	(16)
Recurring premiums annualized		200	222	(10)	238	(16)

Total recurring plus 1/10 single		204	226	(10)	243	(16)
Life		174	201	(13)	195	(11)
Latin America		29	25	16	48	(39)

Total recurring plus 1/10 single		204	226	(10)	243	(16)
New premium production accident and health insurance		104	98	6	96	8

*

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. For the amounts of the restatement, we refer to Aegon’s Condensed Consolidated Interim Financial Statements.

Revenue-generating investments

	June 30, 2020	Dec. 31, 2019%		June 30, 2019%
Revenue-generating investments (total)	452,721	452,455	—	460,749	(2)

Investments general account	92,037	84,272	9	84,012	10
Investments for account of policyholders	115,764	121,189	(4)	117,752	(2)
Off balance sheet investments third parties	244,921	246,994	(1)	258,985	(5)

1H 2020 Results - 14

The Hague – August 13, 2020

The Netherlands

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the Netherlands decreased by 2% to EUR 321 million compared with the first half of 2019.

•

Life earnings declined by 19% to EUR 213 million in the first half of 2020, largely due to the negative impact from a change in the treatment of longevity and mortality results in underlying results, as well as higher reinsurance costs following the longevity reinsurance transaction in December 2019. Lower investment income, due to lower excess spreads, was offset by lower operating expenses, including lower pension costs for own employees. Employees began accruing pension benefits in a defined contribution plan instead of the now closed defined benefit plan.

•

Earnings from Non-life increased by 32% to EUR 13 million as EUR 9 million non-life claims from travel and disability insurance due to the COVID-19 pandemic were more than offset by a reserve release for sick leave insurance, reflecting better experience, and lower pension costs.

•	Banking earnings rose by 27% to EUR 61 million, driven by higher interest income, reflecting balance sheet growth, and lower operating expenses, driven by lower pension costs.

•

Earnings from the Service business increased to EUR 33 million from EUR 7 million in the first half of 2019, driven by lower operating expenses, due to expense savings and lower pension costs, as well as higher fee income, reflecting portfolio growth.

Net income

Net income amounted to EUR 1,274 million, mainly reflecting gains on fair value items.

The fair value items in the Netherlands were EUR 1,380 million. This was the result of a EUR 401 million gain on the guarantee provision, mainly due to an increase of the own credit spread used to discount liabilities, and a EUR 961 million gain on interest rate hedges. This gain was driven by lower interest rates and was an offset against the negative impact of low interest rates on the LAT deficit. Despite the significant impact of lower interest rates, the LAT deficit increased by only EUR 44 million in the first half of 2020, as an increase in the illiquidity premium led to a significant decrease of the fair value of IFRS insurance liabilities. Furthermore, positive real estate revaluations of EUR 68 million were more than offset by EUR 84 million negative revaluations on alternative assets.

Net impairment charges amounted to EUR 66 million and mainly related to the Bank’s unsecured loan portfolio and the impairment of an associate company of Aegon.

Other charges were EUR 48 million, caused by restructuring charges for various initiatives to make the organization more efficient and effective as well as expenses to ensure compliance with anti-money laundering regulation.

Income tax amounted to a charge of EUR 315 million, while income before tax was EUR 1,589 million, resulting in an effective tax rate on income before tax of 19.8%. The effective tax rate mainly reflects a beneficial tax rate impact following a substantial change in the deferred tax position as a result of market movements.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in the Netherlands decreased by 1.8%-points to 6.8%, mainly caused by higher average capital due to retained earnings.

Operating expenses

Operating expenses decreased by 2% to EUR 381 million mainly as a result of EUR 42 million lower pension costs as employees began accruing pension benefits in a defined contribution plan instead of the now closed defined benefit plan. This was partly offset by EUR 31 million higher restructuring expenses.

1H 2020 Results - 15

The Hague – August 13, 2020

Sales

Gross deposits increased by 24% to EUR 7.6 billion, driven by continued momentum at online bank Knab, where savings deposits increased by 25%.

Net deposits decreased 8% to EUR 0.7 billion, reflecting lower net deposits at online bank Knab, partly offset by higher net deposits at Aegon Cappital, the company’s Premium Pension Institute selling new-style defined contribution pension products.

Mortgage production in the Netherlands increased by 75% to EUR 5.6 billion in the first half of 2020, of which EUR 3.7 billion was related to fee-based mortgages.

New life sales decreased by 10% to EUR 47 million, caused by lower individual life single premium production as Aegon exited that market in March, and lower recurring premium pension sales due to the low interest rate environment. This was partly offset by higher single premium pension sales, driven by indexation premiums.

New premium production for accident and health insurance was up by 36% to EUR 14 million resulting from increased disability sales. New premium production for property & casualty insurance increased by 17% to EUR 7 million, driven by higher sales of car insurance policies.

Market consistent value of new business

The market consistent value of new business decreased to EUR (4) million from EUR 0 million, mainly reflecting negative margins on disability insurance.

Revenue-generating investments

Revenue-generating investments increased by 6% in the first half of 2020 to EUR 96 billion, primarily resulting from the investment of cash, which is not part of revenue-generating investments, in bonds.

1H 2020 Results - 16

The Hague – August 13, 2020

The Netherlands

					unaudited
EUR millions	Notes	First half 2020	First half 2019%		Second half 2019%
Underlying earnings before tax by line of business
Life		213	262	(19)	235	(9)
Non-life		13	10	32	21	(38)
Banking		61	48	27	54	14
Service business		33	7	n.m.	11	n.m.

Underlying earnings before tax		321	328	(2)	320	—
Fair value items		1,380	(459)	n.m.	94	n.m.
Realized gains / (losses) on investments		2	230	(99)	11	(80)
Net impairments		(66)	(9)	n.m.	(16)	n.m.
Other income / (charges)		(48)	4	n.m.	(5)	n.m.

Income before tax		1,589	93	n.m.	403	n.m.
Income tax		(315)	(26)	n.m.	(87)	n.m.

Net income / (loss)		1,274	67	n.m.	316	n.m.

Net underlying earnings		238	254	(6)	240	(1)

Commissions and expenses		422	431	(2)	452	(7)
of which operating expenses		381	389	(2)	420	(9)

Gross deposits (on and off balance) by line of business	9
Banking		7,205	5,750	25	6,744	7
Service business		375	371	1	342	10

Total gross deposits		7,580	6,121	24	7,086	7

Net deposits (on and off balance) by line of business	9
Banking		374	440	(15)	420	(11)
Service business		317	309	2	276	15

Total net deposits / (outflows)		691	749	(8)	696	(1)

New life sales	9
Single premiums		413	406	2	749	(45)
Recurring premiums annualized		6	12	(48)	9	(32)

Total recurring plus 1/10 single		47	52	(10)	84	(43)
Life		47	52	(10)	84	(43)

Total recurring plus 1/10 single		47	52	(10)	84	(43)
New premium production accident and health insurance		14	10	36	5	180
New premium production property & casualty insurance		7	6	17	6	10

Revenue-generating investments

	June 30, 2020	Dec. 31, 2019%		June 30, 2019%
Revenue-generating investments (total)	96,160	91,050	6	89,823	7

Investments general account	66,584	60,757	10	60,118	11
Investments for account of policyholders	24,514	25,491	(4)	25,458	(4)
Off balance sheet investments third parties	5,062	4,802	5	4,247	19

1H 2020 Results - 17

The Hague – August 13, 2020

United Kingdom

Underlying earnings before tax

Underlying earnings rose by 17% to GBP 71 million compared with the first half of 2019.

•

Digital Solutions earnings increased to GBP 25 million from GBP 14 million, driven by higher fee income as a result of continued growth in platform assets, and improved Protection earnings. Lower expenses also contributed to the earnings increase as savings from the integration of Cofunds more than offset expenses for business continuity related to the COVID-19 pandemic lockdown.

•

Earnings of the Existing Business declined by 1% to GBP 46 million, due to the gradual run-off of the unit linked portfolio, offset in part by favorable mortality experience on the retained annuity book.

Net income

Net income amounted to GBP 100 million, reflecting gains on fair value items.

The gains from fair value items were GBP 78 million, driven by gains on equity and interest rate hedges to protect the solvency position and fee income.

Other charges amounted to GBP 47 million and consisted of GBP 19 million transition and conversion charges related to the agreement with Atos for administration services related to the Existing Business; GBP 10 million charges for the Cofunds integration; a GBP 12 million impairment of intangibles related to the Cofunds acquisition in 2017 due to expected lower future cash flows reflecting market circumstances; and GBP 5 million policyholder taxes, which were fully offset by a tax credit in the income tax line.

Income tax was a charge of GBP 2 million, while income before tax was GBP 102 million, resulting in an effective tax rate on income before tax of 2% in the first half of 2020. The effective tax rate reflected a tax credit following a change in the deferred tax position due to a higher corporate tax rate, as well as the aforementioned policyholder tax credit of GBP 5 million.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s business in the UK increased by 3.6%-points to 10.9%, driven by higher net underlying earnings, supported by favorable one-time tax items.

Operating expenses

Operating expenses decreased by 11% to GBP 206 million, driven by lower restructuring expenses, and expense savings, which were only partly offset by expenses for business continuity related to the lockdown as a result of the COVID-19 pandemic.

Sales

Gross deposits more than doubled to GBP 6.4 billion, as sales performance was robust despite volatile markets. The increase was largely driven by institutional platform net deposits, which can be lumpy.

Net deposits amounted to GBP 1.8 billion compared with a net outflow of GBP 2.4 billion in the first half of 2019, largely driven by institutional platform net deposits, as well as higher retention, especially in Retail, due to the COVID-19 pandemic lockdown.

New life sales decreased by 9% to GBP 17 million, reflecting the impact on protection sales from the lockdown as a result of the COVID-19 pandemic.

Market consistent value of new business

The market consistent value of new business decreased by 17% to GBP 38 million, primarily caused by lower volumes and a less favorable mix of workplace business.

1H 2020 Results - 18

The Hague – August 13, 2020

Revenue-generating investments

Revenue-generating investments decreased by 2% in the first half of 2020 to GBP 180 billion compared with year-end 2019 due to negative market movements, partly offset by net deposits.

1H 2020 Results - 19

The Hague – August 13, 2020

United Kingdom

					unaudited
GBP millions	Notes	First half 2020	First half 2019%		Second half 2019%
Underlying earnings before tax by line of business
Existing Business		46	46	(1)	40	16
Digital Solutions		25	14	76	22	15

Underlying earnings before tax		71	61	17	61	16
Fair value items		78	(67)	n.m.	(49)	n.m.
Realized gains / (losses) on investments		—	1	(57)	2	(84)
Other income / (charges)	5	(47)	(14)	n.m.	(19)	(143)

Income before tax		102	(19)	n.m.	(4)	n.m.
Income tax		(2)	(20)	88	14	n.m.

Net income / (loss)		100	(39)	n.m.	9	n.m.

Net underlying earnings		72	53	35	88	(17)

Commissions and expenses		279	305	(8)	314	(11)
of which operating expenses		206	230	(11)	236	(13)

Gross deposits (on and off balance) by line of business	9
Existing Business		845	960	(12)	929	(9)
Digital Solutions		5,529	2,184	153	4,477	24

Total gross deposits		6,374	3,145	103	5,405	18

Net deposits (on and off balance) by line of business	9
Existing Business		(245)	(451)	46	(566)	57
Digital Solutions		2,040	(1,963)	n.m.	(78)	n.m.

Total net deposits / (outflows)		1,795	(2,414)	n.m.	(644)	n.m.

New life sales	6, 9
Recurring premiums annualized		17	18	(9)	18	(5)

Total recurring plus 1/10 single		17	18	(9)	18	(5)
Digital Solutions		17	18	(9)	18	(5)

Total recurring plus 1/10 single		17	18	(9)	18	(5)

Revenue-generating investments

	June 30, 2020	Dec. 31, 2019%		June 30, 2019%
Revenue-generating investments (total)	179,985	184,530	(2)	180,282	—

Investments general account	1,828	1,724	6	1,775	3
Investments for account of policyholders	76,741	77,823	(1)	74,305	3
Off balance sheet investments third parties	101,416	104,984	(3)	104,202	(3)

1H 2020 Results - 20

The Hague – August 13, 2020

International

Underlying earnings before tax

Underlying earnings before tax from International amounted to EUR 75 million in the first half of 2020, which was EUR 4 million or 6% above the prior year period. Better results in Spain & Portugal and the sale of the loss-making variable annuity joint ventures in Japan more than offset lower results at TLB.

•

Earnings from Spain & Portugal were EUR 24 million, 27% higher than the first half of 2019. This was driven by the ongoing growth of the life portfolio in the joint ventures, as well as better technical results, mainly due to fewer health insurance claims because of the lockdowns related to the COVID-19 pandemic.

•

TLB, the high-net-worth business, recorded earnings of EUR 25 million, a decrease of EUR 5 million compared with the prior year period. This was mostly caused by less favorable mortality claims experience. Higher surrender benefits were offset by the impact of lower interest rates, which led to unfavorable intangible adjustments and a lower investment margin.

•	Earnings from Hungary and China were stable at EUR 23 million and EUR 9 million, respectively.

•

For the Others segment, the result improved by EUR 3 million to a loss of EUR 6 million. This was mainly driven by the sale of Aegon’s 50% stake in the loss-making variable annuity joint ventures in Japan, which closed in January 2020.

Net income

Net income from Aegon’s operations in International decreased to EUR 91 million in the first half of 2020 as the increase in underlying earnings was more than offset by lower realized gains when compared with the prior year period.

Fair value items amounted to a loss of EUR 1 million for the first half of 2020. Realized gains were EUR 8 million, driven by normal trading activity. The first half of 2019 showed EUR 19 million realized gains as a result of the divestment of assets backing insurance liabilities in Spain & Portugal. Net impairments of EUR 5 million were the result of bankruptcies and restructurings in TLB’s asset portfolio.

Other income amounted to EUR 25 million and was driven by the EUR 53 million gain on the sale of Aegon’s stake in the variable annuity joint ventures in Japan. This more than offset the charge resulting from the lowering of the long-term interest rate assumption in TLB of EUR 17 million. There were also EUR 10 million charges for a software impairment in Hungary and restructurings.

Income tax was EUR 11 million in the first half of 2020, in line with the first half of 2019.

Return on capital

The return on average capital invested in Aegon’s International businesses, excluding revaluation reserves, improved by 0.5%-points to 6.6%, benefiting from the increase in net underlying earnings. This rise in net underlying earnings more than offset the impact of a higher equity due to a capital injection in Spain. Return on capital of Aegon’s businesses excludes the benefit of leverage at the Holding.

Operating expenses

Operating expenses amounted to EUR 198 million, which is a decrease of EUR 9 million compared with the prior year period. The decrease was mainly driven by the sale of Aegon’s stake in the Japanese joint ventures and the depreciation of the Hungarian Forint. This more than offset an increase in operating expenses in China caused by higher personnel costs as a result of a higher production.

Sales

Total new life sales declined by 3% to EUR 128 million. On a constant currency basis, new life sales remained level, as higher sales from China and Turkey were offset by lower sales in TLB.

•

New life sales from China joint venture increased by EUR 15 million, driven by strong production from a partnership with a large e-commerce partner and good performance from the agency channel with a new whole life product.

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The Hague – August 13, 2020

•	For TLB, new life sales decreased by EUR 14 million due to the continuing challenging market circumstances and the COVID-19 lockdown.

•

Spain & Portugal were negatively impacted in the bancassurance channel by lockdown measures. Higher new life sales in the Others segment were driven by higher production in Turkey as a result of distribution growth and a strong utilization of digital tools for the tied network and brokers.

New premium production for accident and health insurance amounted to EUR 16 million and for property & casualty insurance amounted to EUR 53 million. Both were impacted adversely by the lockdown measures, mainly in Spain & Portugal and in Hungary.

Gross deposits were EUR 163 million. The decrease of EUR 19 million was due to the sale of non-core activities in Hungary in 2019, more than offsetting growth in pension contributions in Hungary and in Romania as part of the Others segment.

Net deposits amounted to EUR 82 million and showed an increase of EUR 20 million. The main drivers were lower outflows in Hungary due to favorable conditions in the first half of 2019 leading to more customers collecting their pension savings, and in Poland, reported in the Others segment, resulting from lower pension asset balances due to adverse markets. In addition, net deposits were up due to the growth in pension contributions.

Market consistent value of new business

The market consistent value of new business in International decreased from EUR 69 million in the first half of 2019 to EUR 36 million in the first half of 2020. This was mostly driven by decreases for Spain & Portugal and TLB. For Spain & Portugal the main driver was lower sales due to the lockdowns imposed, in addition to an assumption update in the second half of 2019. For TLB, the main drivers for the decrease are the unfavorable economic environment and lower production.

Revenue-generating investments

Revenue-generating investments amounted to EUR 15.7 billion on June 30, 2020. This is a slight decrease of EUR 0.2 billion when compared to December 31, 2019.

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The Hague – August 13, 2020

International

					unaudited
EUR millions	Notes	First half 2020	First half 2019*	%	Second half 2019*	%
Underlying earnings before tax by line of business
Spain & Portugal		24	19	27	23	4
Hungary		23	22	4	21	14
TLB		25	30	(15)	34	(25)
China		9	9	(6)	5	74
Other		(6)	(9)	34	(9)	31

Underlying earnings before tax		75	71	6	73	3
Fair value items		(1)	(6)	87	8	n.m.
Realized gains / (losses) on investments		8	19	(59)	17	(54)
Net impairments		(5)	(1)	n.m.	1	n.m.
Other income / (charges)		25	24	1	(9)	n.m.

Income before tax		102	108	(6)	90	13
Income tax		(11)	(11)	—	(22)	52

Net income / (loss)		91	98	(7)	67	35

Net underlying earnings		59	53	11	52	14

Commissions and expenses		340	346	(2)	345	(2)
of which operating expenses		198	207	(4)	215	(8)

Gross deposits (on and off balance)	9
Spain & Portugal		7	9	(17)	12	(40)
Hungary		25	48	(48)	42	(39)
China		8	7	19	—	n.m.
Other		122	118	4	122	—

Total gross deposits		163	182	(10)	176	(7)

Net deposits (on and off balance)	9
Spain & Portugal		2	(5)	n.m.	8	(78)
Hungary		9	13	(29)	(100)	n.m.
China		6	7	(8)	(5)	n.m.
Other		65	47	38	56	15

Total net deposits / (outflows)		82	62	32	(42)	n.m.

New life sales	9
Single premiums		154	259	(40)	184	(16)
Recurring premiums annualized		112	105	7	114	(2)

Total recurring plus 1/10 single		128	131	(3)	133	(4)
Spain & Portugal		21	26	(19)	28	(23)
Hungary		10	12	(19)	11	(7)
TLB		5	19	(72)	13	(58)
China		60	45	33	47	27
Other		31	28	10	34	(10)

Total recurring plus 1/10 single		128	131	(3)	133	(4)
New premium production accident and health insurance		16	20	(20)	21	(26)
New premium production property & casualty insurance		53	59	(11)	58	(9)

*

Amounts have been restated to reflect the voluntary change in accounting policies related to deferred cost of reinsurance (DCoR) adopted by Aegon effective January 1, 2020. For the amounts of the restatement, we refer to Aegon’s Condensed Consolidated Interim Financial Statements.

Revenue-generating investments

	June 30, 2020	Dec. 31, 2019%		June 30, 2019%
Revenue-generating investments (total)	15,718	15,911	(1)	15,841	(1)

Investments general account	8,632	8,373	3	8,055	7
Investments for account of policyholders	925	1,076	(14)	1,243	(26)
Off balance sheet investments third parties	6,161	6,463	(5)	6,542	(6)

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Asset Management

Underlying earnings before tax

Underlying earnings before tax from Aegon Asset Management were up by 17% to EUR 71 million in the first half of 2020. Strong performance of Aegon’s Chinese asset management joint venture AIFMC, more than offset a decrease in earnings from Aegon’s Global Platforms.

•

Earnings from Global Platforms decreased by EUR 6 million or 23% to EUR 20 million. This was mainly caused by the Fixed Income Platform and primarily due to lower management fees because of outflows as a result of uncertainty in the markets caused by the COVID-19 pandemic and lower revenues from the general account in the United States. These more than offset the earnings growth in Dutch Mortgage Fund and asset backed securities. The market uncertainty due to the COVID-19 pandemic also adversely impacted asset balances and revenues on the Equites Platform. Furthermore, the Real Assets Platform recorded lower performance fees.

•

Earnings in Strategic Partnerships were up by EUR 17 million or 49% to EUR 51 million, mainly driven by AIFMC. Both management fees and performance fees in AIFMC showed a strong increase compared to the first half of 2019. The former was driven by higher asset balances and the latter by outperformance versus the benchmark, especially in the New Horizons multi-asset fund. Performance fees net of performance-based compensation had a positive impact of EUR 7 million on underlying earnings before tax.

•	The result in the Others segment, consisting mainly of the asset management operations in Hungary and Spain, amounted to nil for the first half of 2020.

Net income

Net income from Asset Management increased by EUR 3 million to EUR 46 million. Higher underlying earnings were partially offset by a fair value loss of EUR 7 million related to seed capital investments, mainly from emerging markets and high yield products.

Revenues

Total revenues increased by 10% to EUR 305 million, mainly resulting from a strong increase in performance fees, aided by an increase in management fees. Performance fees increased from EUR 4 million to EUR 25 million, driven by higher performance fees from AIFMC, which was mainly due to the New Horizons multi-asset fund. Management fees were up by 3% to EUR 250 million as higher management fees in Strategic Partnerships, mainly from AIFMC, more than offset the lower management fees from Global Platforms and the Others segment.

Management fees from external third parties as a percentage of average assets under management from external third parties amounted to 20 basis points on an annualized basis.

Operating expenses

Operating expenses increased by 6% to EUR 232 million. The increase mainly stems from higher performance-based compensation in AIFMC and higher expenses driven by AIFMC’s business growth. For Global Platforms, expenses were level albeit decreasing on a constant currency basis, driven by lower personnel expenses. The cost/income ratio improved by 2.9%-points to 75.8% as higher performance fees more than offset performance-based compensation. Annualized operating expenses as a percentage of average assets under management remained level at 13 basis points.

Sales

External third-party gross inflows almost doubled and amounted to EUR 65 billion in the first half of 2020. This strong increase resulted from higher inflows in Strategic Partnerships, which increased by EUR 30 billion. This was driven by three new fund launches at AIFMC, and inflows into existing AIFMC funds as investor confidence picked up throughout the period. Global Platforms also recorded an increase of third-party inflows, mainly driven by the Fixed Income Platform from high yield funds and the Dutch Mortgage Fund.

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The external third-party net inflows decreased to EUR 0.4 billion in the first half of 2020, from EUR 3.2 billion in the prior year period. This decrease was driven by the Global Platforms for which net inflows decreased by EUR 2.9 billion, mainly attributed to redemptions in the Fixed Income and the Fiduciary Services & Multi Management Platform as a result of the economic uncertainty caused by the COVID-19 pandemic. The latter also caused high inflows and outflows at Strategic Partnerships. The overall net inflows from external third-parties for the first half year of 2020 add to Aegon’s 8-year track record of consecutive annual net inflows.

Assets under management

Assets under management increased by EUR 12 billion to EUR 364 billion compared with the end 2019. This primarily resulted from positive markets increasing asset values as well as increasing net inflows in the general account driven by higher collateral, reflecting lower interest rates.

Return on capital

The return on average capital invested in Aegon Asset Management in the first half of 2020, excluding revaluation reserves, remained stable at 18% as the positive impact of higher underlying earnings was offset by a higher capital base. The higher capital base included higher regulatory capital requirements in China for AIFMC and retained capital to fund future growth opportunities.

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The Hague – August 13, 2020

Asset Management

EUR millions	Notes	First half 2020	First half 2019%		Second half 2019	unaudited %
Underlying earnings before tax by region
Global Platforms		20	26	(23)	37	(46)
Strategic Partnerships		51	34	49	35	45
Other		—	1	(61)	7	(97)

Underlying earnings before tax		71	60	17	79	(10)
Net fair value items		(7)	—	n.m.	—	n.m.
Realized gains / (losses) on investments		1	—	n.m.	—	n.m.
Other income / (charges)		—	(1)	67	(5)	91

Income before tax		64	59	8	73	(13)
Income tax		(18)	(16)	(11)	(20)	8

Net income / (loss)		46	43	7	54	(15)

Net income / (loss) attributable to:
Owners of Aegon N.V.		45	42	6	54	(17)
Non-controlling interests		1	—	48	—	n.m.

Net underlying earnings		51	44	15	57	(11)
Revenues
Management fees		250	243	3	258	(3)
Performance fees		25	4	n.m.	18	43
Other		31	31	(2)	31	(1)

Total revenue *		305	278	10	306	—
General account		71	74	(4)	75	(4)
Third-party		234	204	15	231	1
Total revenue *		305	278	10	306	—

Operating Expenses		232	219	6	226	2

Cost / income ratio		75.8%	78.7%	(4)	73.8%	3

Gross flows external third-party
Global Platforms		9,414	7,734	22	8,208	15
Strategic Partnerships		55,411	25,692	116	38,888	42
Other		217	56	n.m.	362	(40)

Gross flows external third-party **		65,043	33,481	94	47,459	37

Net flows external third-party
Global Platforms		(2,149)	740	n.m.	1,203	n.m.
Strategic Partnerships		2,536	2,620	(3)	2,427	4
Other		8	(119)	n.m.	(30)	n.m.

Net flows external third-party **		395	3,241	(88)	3,600	(89)

*	Net fees and commissions
**	Other include intragroup eliminations from internal sub-advised agreements.

Assets under management

	June 30, 2020	Dec. 31, 2019%		June 30, 2019	unaudited %
Global Platforms	274,122	265,660	3	257,369	7
Strategic partnerships	85,777	81,940	5	77,613	11
Other	3,742	3,919	(5)	3,966	(6)

Total assets under management	363,641	351,520	3	338,949	7

General account ***	128,645	113,827	13	113,377	13
Third-party	234,996	237,693	(1)	225,571	4

***	Please note that the numbers provided in this line are also included in other primary segments.

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Market consistent value of new business

		unaudited MCVNB
EUR millions, after tax	Notes	First half 2020	First half 2019%		Second half 2019%
Americas		31	148	(79)	96	(68)
The Netherlands		(4)	—	n.m.	2	n.m.
United Kingdom		43	52	(17)	36	18
International		36	69	(47)	59	(39)

Total		107	270	(60)	194	(45)

Modeled new business: APE

		unaudited Premium business APE
EUR millions	Notes	First half 2020	First half 2019%		Second half 2019%
	7
Americas		426	427	—	312	37
The Netherlands		58	87	(33)	117	(50)
United Kingdom		894	1,229	(27)	857	4
International		154	152	1	228	(33)

Total		1,532	1,895	(19)	1,515	1

Modeled new business: Deposits

		unaudited Deposit business Deposits
EUR millions	Notes	First half 2020	First half 2019%		Second half 2019%
Americas		4,231	9,685	(56)	6,357	(33)
The Netherlands		121	—	n.m.	130	(7)
United Kingdom		—	—	n.m.	—	n.m.
International		13	12	67		87

Total		4,365	9,698	(55)	6,493	(33)

Currencies

Income statement items: average rate 1 EUR = USD 1.1017 (2019: USD 1.1299).

Income statement items: average rate 1 EUR = GBP 0.8737 (2019: GBP 0.873).

Balance sheet items: closing rate 1 EUR = USD 1.1232 (2019: USD 1.1388; year-end 2019: USD 1.1225).

Balance sheet items: closing rate 1 EUR = GBP 0.909 (2019: GBP 0.8948; year-end 2019: GBP 0.8473).

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The Hague – August 13, 2020

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 1H 2020 Financial Supplement is available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 720 543 0206

United Kingdom: +44 (0)330 336 9411

The Netherlands: +31 (0) 20 703 8261

Passcode: 1450240

Two hours after the conference call, a replay will be available on aegon.com.

Publication dates 2020 results

Second half year 2020 – February 11, 2021

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

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Notes (1 of 2):

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

The following table provides the reconciliation from the non-IFRS-EU measures underlying earnings before tax, income tax and income before tax to the most comparable IFRS-EU measure.

Segment information

		First half 2020			First half 2019
		ventures and			ventures
	Segment	associates		Segment	and
EUR millions	total	eliminations	Consolidated	total	associates	Consolidated
Net Underlying earnings	589	33	623	831	47	878
Tax on underlying earnings	(110)	24	(87)	(177)	20	(156)
Underlying earnings before tax	700	10	710	1,008	26	1,034
Fair value items	680	(30)	650	(394)	(42)	(436)
Realized gains / (losses) on investments	16	(5)	11	275	(1)	274
Impairment charges	(209)	—	(209)	(54)	—	(53)
Impairment reversals	15	—	15	15	—	15
Other income / (charges)	(1,071)	1	(1,070)	(93)	—	(93)
Run-off businesses	4	—	4	8	—	8

Income / (loss) before tax	135	(24)	111	765	(16)	749
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	24	(24)	—	16	(16)	—
Income tax (expense) / benefit	68	24	92	(148)	16	(132)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(24)	24	—	(16)	16	—

Net income / (loss)	202	—	202	617	—	617

Segment information

		Second half 2019
		ventures and
	Segment	associates
EUR millions	total	eliminations	Consolidated
Net Underlying earnings	816	48	864
Tax on underlying earnings	(145)	24	(120)
Underlying earnings before tax	961	24	985
Fair value items	168	(46)	122
Realized gains / (losses) on investments	131	(2)	129
Impairment charges	(41)	—	(50)
Impairment reversals	58	—	58
Other income / (charges)	(188)	—	(188)
Run-off businesses	15	—	15

Income / (loss) before tax	1,103	(24)	1,079
Income tax from certain proportionatelyconsolidated joint ventures and associates included in income before tax	24	(24)	—
Income tax (expense) / benefit	(195)	24	(171)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(24)	24	—

Net income / (loss)	908	—	908

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The Hague – August 13, 2020

Notes (2 of 2):

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.

3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the net underlying earnings after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve.

5)	Included in Other income/(charges) are income/charges made to policyholders with respect to income tax in the United Kingdom.

6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

7)	APE = recurring premium + 1/10 single premium.

8)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	First half	First half
	2020	2019
Employee expenses	1,038	1,078
Administrative expenses	822	720
Operating expenses for IFRS reporting	1,860	1,798

Operating expenses related to jv’s and associates	126	120

Operating expenses in earnings release	1,986	1,918

9)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

10)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

11)	The solvency II capital ratio reflects Aegon’s interpretation of Solvency II requirements and are not final until filed with the regulators.

The solvency II capital calculation is subject to supervisory review on an ongoing basis.

12)	The numbers in this release are unaudited.

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The Hague – August 13, 2020

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax, income before tax, market consistent value of new business and return on equity. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable IFRS-EU measure is provided in the notes to this press release. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity adjusted for the revaluation reserve. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds.

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

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Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

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Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

1H 2020 Results - 31